1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

November 30, 2017

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Private Markets Fund 2018 LLC

Registration Statement on Form N-2

Filed October 12, 2017

File No. 333-220916

Goldman Sachs Private Markets Fund 2018 (A) LLC

Registration Statement on Form N-2

Filed October 12, 2017

File No. 333-220915

Goldman Sachs Private Markets Fund 2018 (B) LLC

Registration Statement on Form N-2

Filed October 12, 2017

File No. 333-220917

Dear Mr. Williamson:

This letter responds to comments that you conveyed in a letter dated November 9, 2017 with respect to the registration statements filed on Form N-2 (the “Registration Statements”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2017 on behalf of Goldman Sachs Private Markets Fund 2018 LLC (the “Master Fund”), Goldman Sachs Private Markets Fund 2018 (A) LLC (“Feeder A”) and Goldman Sachs Private Markets Fund 2018 (B) LLC (“Feeder B,” and, together with the Master Fund and Feeder A, the “Funds”).1 The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statements on their behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

On behalf of the Funds, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested. Attached as Appendix A to this letter are marked pages showing the changes discussed below, which will be included in pre-

[1]	Unless the context otherwise requires, references to “Fund” throughout this letter shall refer to the Master Fund.

Mr. Jay Williamson November 30, 2017 Page 2

effective amendment No. 1 to the Master Fund’s Registration Statement. These changes will also be included in pre-effective amendments to the Registration Statements for Feeder A and Feeder B as applicable.

General

1.

Comment: We note the Goldman Sachs Private Markets Fund 2018 LLC (“fund”) will be a master fund in a master-feeder structure, and that two feeder funds simultaneously filed registration statements. Comments given on the fund will not be repeated for the feeder funds. Please ensure the feeder fund disclosures are revised to be consistent with the master fund disclosure.

Response:        Where applicable, each of Feeder A and Feeder B will revise its Registration Statements in a pre-effective amendment in a manner consistent with revisions made to the Registration Statement of the Master Fund.

2.

Comment:         We note your adviser will charge a management fee that is based upon total capital commitments to the fund for the first eight years and will transition to a fee based upon invested capital for years nine to 13, subject to extension. The fund’s investment period is limited to one year from the initial closing date but the fund may issue capital drawdown requests to fulfill investment commitments made during the investment period or to make additional investments in existing portfolio funds. Your fee structure is different from many registered funds inasmuch as it is based initially on capital commitments which may or may not be fund assets and may not be invested. In addition, after the initial investment period, it appears likely that the adviser’s activities will be focused on monitoring existing investments rather than making new ones or managing the portfolio as a whole (i.e., buying and selling positions). Accordingly, it appears that the adviser’s most significant efforts are likely to be front-loaded. Given the unique management fee structure please tell us how the fund and its adviser determined the reasonableness of the fee structure and concluded that it was reasonably likely to result in a fee that would be consistent with Section 36(b) of the Investment Company Act.

Response:        The Fund has determined that the Management Fee will be calculated based on total Commitments, rather than “invested capital,” throughout the term of the Fund. Accordingly, the Fund will revise its disclosure in a pre-effective amendment to the Registration Statement to remove references to invested capital.

The Fund and the Investment Adviser believe that committed capital is a more appropriate basis for calculating the management fee rate than invested capital because it more accurately reflects the total investment base being managed by Goldman Sachs Asset Management, L.P. (“GSAM” or the “Adviser”), which includes evaluating and making commitments to new investment opportunities, managing expenses, managing distributions, meeting capital commitment obligations to the Portfolio Funds, and considering exit opportunities. The level of capital invested for the Master Fund depends in part on the investment activity of the underlying Portfolio Funds in which the Master Fund is invested, which is at the discretion of such Portfolio

Mr. Jay Williamson November 30, 2017 Page 3

Funds’ investment managers based on a number of factors (including the investment opportunities available to such Portfolio Funds) and is outside of GSAM’s control. Following expiry of the investment period (the period commencing on the Initial Closing Date and continuing until the first anniversary of the Initial Closing Date unless extended in GSAM’s discretion (the “Investment Period”)), meaningful effort is expended in tracking the investment activity and organizational evolution of the Portfolio Funds, collecting and analyzing portfolio information, and monitoring the performance of the underlying investments, as well as continuing to execute the day-to-day activities of the Fund described above. A lower management fee during the Investment Period serves to maximize the amount of Unitholder capital that can be invested into Portfolio Funds during a period in which initial capital drawdowns from Portfolio Funds are expected to be relatively small. As the monitoring requirements and related activities would be expected to diminish as underlying investments are liquidated and capital is returned to investors, GSAM has structured the management fee to decrease after the eighth anniversary of the Initial Closing Date.

Following the Investment Period, GSAM will continue to provide ongoing investment management services, including the following: (i) monitoring the Fund’s investments, including assessing the desirability of holding such investments or engaging in secondary sales of all or a portion of the Fund’s interests in the Portfolio Funds as appropriate; (ii) evaluating and voting on matters presented to the Fund by the Portfolio Funds for approval; (iii) negotiating amendments to underlying fund documents; (iv) monitoring anticipated capital calls and managing the assets of the Fund to ensure sufficient liquidity to meet capital calls from Portfolio Funds; (v) managing distributions from the Portfolio Funds, including possible in-kind distributions; (vi) managing the Fund’s use of leverage, including ensuring compliance with terms of the Fund’s credit agreement and assessing alternate forms of leverage; and (vii) engaging in certain hedging transactions, including currency hedges and total return swaps in the event that the Fund is receiving in-kind distributions from Portfolio Funds. GSAM will also be responsible through the term of the Fund for certain administrative services to the Fund, including managing expenses, supervising all third-party service providers to the Fund and arranging for the preparation of all required tax returns, reports and notices to shareholders, as well as periodic filings with the SEC and other regulatory authorities.

Upon commencement of operations, the Fund will include disclosure in its annual and/or semi-annual report relating to the Board’s approval of the Fund’s Investment Advisory Agreement, as required by Item 24 of Form N-2.

3.

Comment:        On page four and elsewhere you include a statement that the fund will invest, under normal circumstances, at least 80% of its net assets in primary commitments to pooled investment vehicles, which you call “Portfolio Funds.” You then say that Portfolio Funds will consist principally of blind pool vehicles, focused on a diversified set of private equity strategies ...” The fund’s name includes a reference to private markets and implicates Rule 35d-1. To the extent this 80% policy is designed to satisfy the names rule, please

●	include (plus borrowings for investment purposes) after net assets;

Mr. Jay Williamson November 30, 2017 Page 4

●	include a policy statement that you will provide investors with at least 60 days’ prior notice of any change in your names rule policy; and

●	clarify how the Portfolio Funds in which you will invest are associated with the term private markets (e.g., must a Portfolio Fund rely on Section 3(c)(1) or (7)?).

If you do not believe the names rule applies here, please explain the basis for your belief in correspondence.

Response:        The Fund does not believe that the Fund’s name implicates Rule 35d-1 under the 1940 Act, as the term “Private Markets” does not suggest that the Fund focuses its investments in a particular type of investment or in a particular industry or group of industries. The adopting release for Rule 35d-1 provides that “the Rule does not apply to fund names that…connote types of investment strategies as opposed to types of investments.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011). Supplementally, we note that the Fund will revise its disclosure in a pre-effective amendment to the Registration Statement to remove references to an 80% investment policy.

4.

Comment:        We note you will be a fund of funds and a master fund in a master-feeder structure. Briefly explain to us how your proposed structure will comply with Section 12(d). In responding, please tell us what rules, orders, or no-action positions you rely on as well as the legal and factual basis supporting your reliance.

Response:        In accordance with Section 12(d)(1)(E) of the 1940 Act, each of Feeder A and Feeder B will invest all (or substantially all) of its assets in the Master Fund and will not own any investment securities other than Units of the Master Fund. Although the Funds do not currently intend to do so, in the future, each Feeder Fund may make additional investments as permitted in accordance with relevant SEC Staff positions or rules under the 1940 Act that would allow the Fund to do so while still complying with Section 12(d)(1)(E) of the 1940 Act.

5.	Comment: Please confirm that you have no intention of issuing preferred securities within one year of the effective date or revise to provide appropriate disclosure.

Response:        The Fund confirms that it has no intention of issuing preferred securities within one year of the effective date of the Registration Statements.

Registration Statement Cover Page

6.

Comment:        We note that you have not checked the box indicating that this offering is being done pursuant to Rule 415. The registration statement relates to Units that may be sold in multiple closings over time. Please explain why Rule 415 doesn’t apply or revise to indicate it does and include the appropriate undertakings.

Mr. Jay Williamson November 30, 2017 Page 5

Response:        The Fund confirms that it will check the box indicating that its offering is being made pursuant to Rule 415 in a pre-effective amendment to the Registration Statement.

Master Fund Prospectus

Cover Page

7.

Comment:        We note your statement that the fund may pay distributions from sources that may be unrelated to its performance and the examples you provide. If return of capital is a potential distribution source, please list it here. Otherwise, please explain why you have not done so.

Response:        The Fund confirms that return of capital is a potential distribution source, which will be reflected in a pre-effective amendment to the Registration Statement.

8.

Comment:        We note your statement that the fund currently expects to make commitments to six to eight key portfolio funds prior to the end of the 2018 calendar year. Please advise us whether you have already determined which funds you will make commitments to and, if so, please tell us why the funds aren’t referenced in your disclosure. In addition, please revise the disclosure under “Investment Process” to inform investors about your strategy with respect to the number of commitments you expect to make, types of strategies or sectors you expect to focus commitments on, and any constraints in place with respect to commitment size or types of risk exposures.

Response:        The Fund confirms that it has not yet identified any Portfolio Funds at this time. The Fund will revise the disclosure under “Investment Process” in a pre-effective amendment to the Registration Statement in accordance with this comment.

9.

Comment:        Your disclosure indicates that you are able to call your investors’ capital over the course of several years. We are aware that a number of borrowing agreements permit future capital calls to be used as security against borrowings. Please tell us how you will determine the fund’s leverage for purposes of complying with the Investment Company Act to the extent you intend to use borrowings secured by your ability to call capital.

Response:        The Fund currently intends to participate in a credit facility that will require that the Fund pledge its invested capital as collateral to secure its borrowings, rather than its uncalled capital commitments. For purposes of calculating the Fund’s leverage in accordance with Section 18 of the 1940 Act, the Fund will only consider capital that has been drawn, comprising the Fund’s net asset value (“NAV”).

10.

Comment:        Please revise your cover page to include bulleted disclosure informing investors about the possibility that they may forfeit units if they fail to meet capital calls, under certain circumstances.

Mr. Jay Williamson November 30, 2017 Page 6

Response:        The Fund will incorporate this comment in a pre-effective amendment to the Registration Statement.

Summary Section

11.

Comment:        We note your statement that unitholders shall be subject to the provisions of the subscription agreement and the limited liability agreement, as amended or restated from time to time. Please confirm that any such amendment would not have retroactive effect.

Response:        Generally, the Funds do not expect that any amendment to their respective subscription agreements or the limited liability company agreements would have a retroactive effect. We note that any such amendments would be made in accordance with state law, the 1940 Act, and the terms of those agreements.

12.

Comment: Your offering contemplates a number of capital calls over time. Please clarify whether each call will be deemed a sale under the Securities Act and, if so, tell us whether you will seek reconfirmation of the investor’s accredited investor status at each closing. In addition, if an investor fails to meet the status at closing, please tell us whether the investor would be considered in default.

Response:        The Funds do not believe that an investor’s satisfaction of a capital call would be deemed a sale under the Securities Act. Section 2(a)(3) of the Securities Act defines a “sale” as a “contract of sale or disposition of a security or interest in a security for value.” A Unitholder of a Fund assumes its contractual obligation to acquire Units at the time it makes a Commitment, rather than at the time of a capital call. Further, a purchase or sale of securities involves an investment decision by an investor.2 Thus, a sale of Units occurs at the time an investor makes a Commitment (i.e. when it makes a decision to invest in the Fund and assumes a contractual obligation to do so), rather than at the time of the capital call, at which time an investor makes no meaningful investment decision.3

[2]

Rule 145 under the Securities Act provides, in relevant part, that a “‘sale’ occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security” (emphasis added). Other contexts under the Federal Securities Laws similarly provide that a sale of securities occurs when an investor makes an investment decision and becomes contractually bound to acquire a security. See, e.g., Radiation Dynamics, Inc. v. Goldmuntz, 464 F.2d 876 (2d Cir. 1972) (“the time of a ‘purchase or sale’ of securities within the meaning of Rule 10b-5 is to be determined as the time when the parties to the transaction are committed to one another.”); see also Absolute Activist Value Master Fund Ltd. v. Ficeto, 677 F.3d 60, 67–68 (2d. Cir. 2012) (“[g]iven that the point at which the parties become irrevocably bound is used to determine the timing of a purchase and sale, we similarly hold that the point of irrevocable liability can be used to determine the locus of a securities purchase or sale.”)

[3]

See also Division of Corporation Finance, Compliance and Disclosure Interpretations, Question 132.18 (concerning Rule 144 holding periods) in which the Staff concluded that an investor’s Rule 144(d) holding period for mandatorily exchangeable notes begins at the time the investor originally acquired the notes, and not when the investor later receives shares in exchange for the notes because “the investor has no subsequent investment decision to make because the exchange is either at Company[’s] option or occurs automatically upon the occurrence of certain events outside the investor’s control.”

Mr. Jay Williamson November 30, 2017 Page 7

13.	Comment: Briefly clarify here and where appropriate how the adviser will use any term extensions.

Response:        The Fund has determined to revise its term. Accordingly, the Fund will dissolve and terminate one year after the date by which all of its investments have been liquidated (including through sale, transfer, or otherwise) and its obligations (including contingent obligations) have terminated (or reasonable provision has been otherwise made for such obligations), unless the term of the Fund is extended by the Board with the consent of Unitholders holding a majority of Units.

14.

Comment:        The disclosure under “Term” suggests the fund will exist for a period of 13 years and will have a one year investment period. Please clarify here and under General Investment Management Approach whether the adviser will reinvest proceeds or otherwise actively manage the fund’s investments after the one year period. In addition, please explain any strategies the fund has in place to avoid being a forced seller at the end of the fund’s term.

Response:        During the Investment Period, the Fund expects to make commitments to Portfolio Funds, and will manage liquidity pending capital calls from the Portfolio Funds. Prior to expiration of the Investment Period, the Fund may make capital calls for any purpose, including to fund capital calls of the Fund’s Portfolio Funds or for other liquidity management purposes. Following the end of the Investment Period, the Fund will have the right to issue drawdowns only (i) to pay, and/or establish reserves for, actual or anticipated expenses, liabilities, including the payment or repayment of borrowings or other obligations, contingent or otherwise (including the Management Fee and the Distribution and Servicing Fee), whether incurred before or after the end of the Investment Period, (ii) to fulfill investment commitments made, approved, identified or reserved for by the Investment Adviser prior to the expiration of the Investment Period, (iii) to engage in hedging transactions, or (iv) to make additional investments in existing Portfolio Funds (each, an “Additional Investment”) (including hedging transactions related to an Additional Investment). Pending its investments in Portfolio Funds, the Investment Adviser may invest in money market mutual funds.

The Investment Adviser does not anticipate that it will actively invest the Fund’s assets following the expiration of the Investment Period, except to fulfill investment commitments made, approved, identified or reserved for by the Investment Adviser prior to the expiration of the Investment Period. The Adviser may retain and reinvest distributions from, or proceeds from the disposition of interests in, a Portfolio Fund after the Investment Period. Please refer to “Recycling; Recall of Distributions” and “Distributions” in the Registration Statement.

Mr. Jay Williamson November 30, 2017 Page 8

As discussed above, the Fund has determined to revise its term, such that the Fund will dissolve and terminate one year after the date by which all of its investments have been liquidated (including through sale, transfer, or otherwise) and its obligations (including contingent obligations) have terminated (or reasonable provision has been otherwise made for such obligations), unless the term of the Fund is extended by the Board with the consent of Unitholders holding a majority of Units. Accordingly, the Fund does not anticipate being a forced seller of its interests in Portfolio Funds at the end of its term. The Fund notes that, consistent with disclosure in the prospectus, the Investment Adviser may seek to sell the Fund’s interests in Portfolio Funds in the secondary market if it deems such sales to be appropriate.

The Fund has revised the disclosure consistent with this comment.

15.

Comment:        We note that investors will forfeit 25% of their units in the event they are delinquent in funding a capital call upon two occasions at any point. Please advise whether this is standard market practice and tell us how your legal opinion will deal with potential forfeitures. In addition, please explain: (1) why this provision is not discriminatory or inequitable, and is otherwise consistent with Section 1(b)(3) of the Investment Company Act; and (2) why the forfeiture provision does not create a senior security, either at the time of sale, or upon the occurrence of one or more funding delinquencies.

Response:        The Fund is aware that other registrants have implemented similar provisions to address the damage that a Defaulting Unitholder would impose on other Unitholders, which is both significant and not easily susceptible to precise quantification. The Fund will file, as an exhibit to a pre-effective amendment to the Registration Statement, an opinion of counsel as to the legality of the Units in accordance with Item 25 of Form N-2. We respectfully note that the concept of assessability is not applicable to units of an LLC.4

Because the Fund’s Defaulting Unitholder provision applies equally to all Unitholders, it is not discriminatory or inequitable. Rather, by mitigating the damaging effects of a Defaulting Unitholder on the Fund’s other Unitholders, the provision reduces the likelihood of inequitable outcomes and “protect[s] the preferences and privileges of the holders of their outstanding securities,” in accordance with Section 1(b)(3) of the 1940 Act.

With respect to Section 18 of the 1940 Act, the Defaulting Unitholder provision does not create a class of senior securities, either at the time of Commitment or upon the occurrence of a default, because all Common Unitholders are equally subject to the provision and all Units issued by the Funds will have the same rights and be subject to the same default provisions.

[4]	See Division of Corporation Finance, Staff Legal Bulletin No. 19, “Legality and Tax Opinions in Registered Offerings,” in which the staff stated that the “staff understands the corporation law term ‘non-assessable’ to have no statutory equivalent in the case of equity securities of limited liability companies, limited partnerships or statutory trusts.”

Mr. Jay Williamson November 30, 2017 Page 9

16.

Comment:        The disclosure under “Subsequent Closings” indicates the board may require a new unitholder, or a unitholder who is increasing its capital commitment, to pay an additional amount. The additional amount is set at a rate of interest equal to 8% but will not be treated as contributed capital. Briefly explain the purpose of this provision to us, including the circumstances under which the board would decide to impose this additional amount on the unitholder. In addition, please confirm who receives the fee.

Response:        The Funds have determined that they will not require Unitholders to pay Additional Payments if such Unitholders make a commitment to such Fund at a closing other than the Initial Closing. Accordingly, each Fund will revise its disclosure in a pre-effective amendment to the Registration Statement to remove references to Additional Payments.

17.	Comment: If accurate, please revise the disclosure under “Defaults” to clarify that investors may be liable for an amount that is greater than the actual capital called.

Response:        The Fund will revise the disclosure under “Defaults” to clarify that a Defaulting Investor may be liable for an amount that is greater than the amount of the capital called; however such an investor would not be liable for an amount greater than its total Commitment.

18.

Comment:        On page five, you state that proceeds retained by the fund after the investment period would primarily be used to pay operating expenses. In an appropriate location, please clarify whether these funds may also be used to make new investments or follow-on investments after the initial investment period.

Response:        The Fund respectfully notes that it will revise its disclosure in a pre-effective amendment to the Registration Statement to clarify that, following the end of the Investment Period, the Fund may reinvest proceeds retained by the Fund in additional investments in existing Portfolio Funds, as described in “Investment Period” in the Registration Statement.

Fund Fees and Expenses

19.

Comment:        In order to ensure comparability, our forms require funds to present fee information in a uniform manner based on a percentage of net assets. Your fee is calculated based on total commitments which, if undrawn, would not be reflected as fund assets. Please confirm that your table will present fees in a manner consistent with the form requirements and include an explanatory footnote addressing the differences.

Response:        The Fund confirms that the Fee Table in the Registration Statement will include fee information that is based on a percentage of net assets, consistent with the requirements of Form N-2, and will include an explanatory footnote addressing the differences between calculating fees based on total commitments and net assets.

20.	Comment: Please present the expense example using the dollar amounts prescribed by the form.

Mr. Jay Williamson November 30, 2017 Page 10

Response:        The Fund confirms that it will present the expense example using the dollar amounts prescribed by Form N-2 in a pre-effective amendment to the Registration Statement.

General Investment Management Approach

21.

Comment:        Your disclosure indicates that you may use several types of derivatives for hedging and non-hedging purposes. Please revise the disclosure under “Investment Process” to explain the extent to which you will use derivatives and how they will be used. It is unclear, for example, what risks you will seek to hedge and how you will hedge them. Similarly, it is unclear to what extent you will use derivatives for non-hedging purposes and what percentage of fund assets will be allocated to derivatives-based activities. Please revise or advise as necessary.

Response:        The Fund anticipates that it may invest in derivatives for currency hedging, which may include forward foreign exchange contracts and interest rate swaps. In addition, to the extent that a Portfolio Fund has declared an in-kind distribution of an equity security, the Fund may acquire a total return swap on such equity security to hedge against a decline in value between the date on which the distribution is declared and the date on which the security is delivered to the Fund. The Fund confirms that it does not intend to use derivatives for non-hedging purposes. The Fund will revise the disclosure under “Investment Process” in a pre-effective amendment to the Registration Statement in a manner consistent with the foregoing response.

22.

Comment:        Your existing disclosure addresses the process the adviser follows when making an initial investment allocation. However, the adviser’s activities after the investment period ends are not addressed, even though this period will extend over a decade. Please revise to address the adviser’s responsibilities during the life of the fund. For example, will the adviser monitor the portfolio funds and, if so, how? Is there a process in place for redeeming from under-performing funds and what process does the adviser have for making that decision. Please revise as appropriate.

Response:        The Fund will revise its disclosure to clarify that, following the Investment Period, GSAM will continue to: (i) monitor the Fund’s investments, including assessing the desirability of holding such investments and engaging in secondary sales of its interests in the Portfolio Funds as appropriate; (ii) evaluate and vote on matters presented to the Fund by the Portfolio Funds; (iii) negotiate amendments to documents relating to the Portfolio Funds; (iv) monitor anticipated capital calls and manage the assets of the Fund to ensure sufficient liquidity to meet capital calls from Portfolio Funds; (v) manage distributions from the Portfolio Funds, including possible in-kind distributions; (vi) manage the Fund’s use of leverage, including ensuring compliance with terms of the Fund’s credit agreement and assessing alternate forms of leverage; and (vii) engage in certain hedging transactions, including currency hedges and total return swaps in the event that the Fund receives in-kind distributions from Portfolio Funds. If the Investment Adviser determines that a Portfolio Fund is, or will be, under-performing, it may seek to sell the Fund’s interests in the Portfolio Fund in the secondary market. The Investment Adviser makes such determinations by assessing each Portfolio Fund’s management team, execution of its

Mr. Jay Williamson November 30, 2017 Page 11

investment strategy and process, and performance returns relative to the risks of its Portfolio Assets, among other factors, on an on-going basis.

Principal Risks of the Fund

23.	Comment: Please remove the statement “Such material risks include, but are not limited to, those discussed below” as it implies your disclosure is incomplete.

Response:        The Fund will incorporate this comment in a pre-effective amendment to the Registration Statement.

24.

Comment:        On pages 15 and 16 you address the difficulty associated with valuing interests in private funds. Your disclosure indicates that you may rely on valuations from the portfolio funds but you “generally will not have sufficient information in order to be able to confirm or review the accuracy of the valuations provided.” This is despite the fact that the valuation of your investments is ordinarily determined based on valuations provided to you by the portfolio funds. Please explain to us why you believe you will have reasonable valuation policies and procedures and will be able to provide appropriate financial disclosures to investors. See Section 2(a)(41) of the Investment Company Act.

Response:        The Fund expects to estimate the fair value of its investments in Portfolio Funds using the net asset value of the Portfolio Funds, which are expected to be calculated in a manner consistent with the principles of Topic 946 (ASC 820-10-35). The Fund will consider whether an adjustment to the most recent net asset value of its investments in Portfolio Funds is necessary based on available information to estimate a net asset value that is calculated in a manner consistent with Topic 946.

The Board is expected to approve Valuation Procedures that, among other things, establish procedures for the Investment Adviser to ensure that valuations of Portfolio Fund interests meet the relevant criteria to rely on the practical expedient methodology. Such procedures include: (i) initial due diligence, which includes an evaluation of the Portfolio Fund’s internal control environment and compliance with GAAP reporting requirements, including fair value policies and procedures; (ii) ongoing due diligence to confirm whether there have been any changes in the operating environment and to address any reporting anomalies; and (iii) review of financial reporting, including comparison of estimates provided by Portfolio Funds to their audited financial statements. The Fund believes that its Valuation Procedures satisfy the requirements of Section 2(a)(41) of the 1940 Act.

25.

Comment:        We note you include a discussion of the risks associated with investing in ETFs without any corresponding strategy disclosure. Please revise to remove this disclosure or include corresponding strategy disclosure.

Response:        The Fund will revise its Registration Statements to remove references to investments in ETFs.

Mr. Jay Williamson November 30, 2017 Page 12

26.	Comment: Please revise the disclosure on page 17 to directly address any material restrictions on the fund’s ability to invest in certain types of investments.

Response:        The Fund respectfully notes that it does not expect there to be any material limitations on the Fund’s ability to invest in investments that fall within its investment policies and strategies.

27.

Comment:        On page 20 you state that, for purposes of calculating the management fee, “invested capital will not take into account changes in the value of investments, and the Management Fee borne by each Unitholder during this period may be higher than it would have been if the Management Fee was based on asset values.” Please revise your Summary and Fund Fees and Expenses disclosures to define the term invested capital.

Response:        The Fund has determined that the Management Fee will be calculated based on total Commitments, rather than “invested capital,” throughout the term of the Fund. Accordingly, the Fund will revise its disclosure in a pre-effective amendment to the Registration Statement to remove references to invested capital.

28.

Comment:        We note the disclosure on page 20 that, “[t]o the extent permitted by applicable law, [you] may make commitments to Portfolio Funds in which [you] invest in excess of the total capital committed to the Fund, including through the use of leverage.” Briefly explain the extent to which this level of commitment would be permitted by applicable law including provisions of the Investment Company Act relating to senior securities and leverage.

Response:        Based on the Investment Adviser’s past experience, the Fund believes it is unlikely that each Portfolio Fund will call all of the capital committed to it. Therefore, commitments by the Fund to Portfolio Funds in excess of the Fund’s total Commitments may not result in actual investments exceeding such total Commitments. To the extent that capital calls by Portfolio Funds do exceed the Fund’s total Commitments, the Fund may use leverage to satisfy such calls, to the extent consistent with applicable law. The Fund will revise its Registration Statement to clarify that it will not borrow in excess of applicable leverage restrictions.

Additional Information About the Fund

29.	Comment: Please revise to briefly address the fund wind-down process.

Response:        The Fund will incorporate disclosure describing the wind-down process in a pre-effective amendment to the Registration Statement.

Net Asset Value

30.	Comment: Given the illiquid and private nature of the pooled investment vehicles you will invest in, please provide additional disclosure about the process you will use to value portfolio

Mr. Jay Williamson November 30, 2017 Page 13

funds. To the extent you will rely on information received from your portfolio funds, clarify what information you will receive and how it will be used to support the valuation determination.

Response:        The Fund will incorporate this comment in a pre-effective amendment to the Registration Statement.

Statement of Additional Information

General

31.

Comment:        Significant portions of your Statement of Additional Information are incomplete and not reviewable. Once you have substantially completed this disclosure we may have additional comments. Please plan accordingly.

Response:        The Fund acknowledges that the Staff may have additional comments concerning the incomplete portions of the Statement of Additional Information when they are completed in a subsequent pre-effective amendment to the Registration Statement.

Investment Objectives and Policies

32.

Comment:        On page two you disclose that you expect to have a global and diversified investment strategy, “with a focus on North America and Europe.” Currently you do not mention any geographic focus in your prospectus. Please revise as necessary.

Response:        The Fund will remove references to a geographic focus in a pre-effective amendment to the Registration Statement.

33.

Comment:        We note that you will select investments based on “among other factors, an evaluation of the general partners ...” However, you do not tell investors the types of other factors (underlying investment strategy, sectors/geographies, etc.) you intend to focus on. Please revise here and elsewhere as appropriate.

Response:        The Fund will incorporate this comment in a pre-effective amendment to the Registration Statement.

Investment Restrictions

34.	Comment: Please revise your concentration-related fundamental restriction to refer to industries or group of industries.

Response:        The Fund will incorporate this comment in a pre-effective amendment to the Registration Statement.

Mr. Jay Williamson November 30, 2017 Page 14

Potential Conflicts of Interest

35.

Comment:        Please remove or revise the statement “which prospective investors should review prior to purchasing Units” and confirm that your disclosure describes material conflicts of interest. In addition, please remove the statement that, “[b]y having made an investment ... a Unitholder is deemed to have assented to the potential conflicts of interest ...” or explain why it is appropriate and consistent with applicable law, including anti-waiver provisions contained in the Securities Act.

Response:        The Fund will remove the identified language in a pre-effective amendment to the Registration Statement. The Fund separately confirms that the existing disclosure describes material conflicts of interest.

36.	Comment: Please confirm the accuracy of the statement “Goldman Sachs and the Fund may make payments to authorized dealers and other financial intermediaries and to salespersons to promote the Fund.”

Response:        The Funds confirm that each of Goldman Sachs and Feeder A may make payments to authorized dealers and other financial intermediaries and to salespersons to promote the Fund. The Master Fund and Feeder B will revise the relevant disclosure in pre-effective amendments to their Registration Statements to clarify that those Funds may not make such payments.

Part C

Item 25 Exhibits

37.	Comment: We note that you have not filed several exhibits required by the form. Please note that we review and frequently comment upon the exhibits. Please allow us sufficient time to do so.

Response:        The Fund confirms that it will timely file the required exhibits in order to allow the Staff sufficient time to review prior to seeking effectiveness.

Signatures

38.	Comment: Please ensure that future filings are signed by all of the parties whose signature is required under Section 6(a) of the Securities Act.

Response:        The Fund will ensure that future filings are signed by all parties whose signature is required under Section 6(a) of the Securities Act.

Mr. Jay Williamson November 30, 2017 Page 15

Feeder A Prospectus

General

39.	Comment: Disclosure in your document suggests you may be using the “Fund” to refer to the master fund rather than the feeder fund. Please review and revise as necessary to enhance clarity.

Response:        The Fund has reviewed its disclosure and will address this comment in a pre-effective amendment to the Registration Statement.

Principal Risks of the Fund

40.	Comment: Please explain why investments in derivatives is considered a principal risk of investing in the fund or revise to refer to risks arising from the master fund’s investments in derivatives.

Response:        Feeder A and Feeder B have revised the disclosures in their Registration Statements to indicate that these risks relate to the Master Fund’s investments in derivatives.

Accounting Comments

41.	Comment: Please confirm that the fee table is based on net assets, as required by Item 3 of Form N-2 and not total commitments.

Response:        Consistent with the response to Comment 19, above, the Fund confirms that the Fee Table in the Registration Statement will include fee information that is based on a percentage of net assets, consistent with the requirements of Form N-2, and will include an explanatory footnote addressing the differences between calculating fees based on total commitments and net assets.

42.	Comment: Please discuss in correspondence the accounting treatment of the Distribution and Servicing Fee.

Response:        The Fund’s Distribution and Servicing Fee will be payable quarterly and, as such, will be expensed on a quarterly basis. The Distribution and Servicing Plan provides that it may be terminated upon 60-days’ notice at the discretion of the Board.

43.	Comment: Please include seed financial statements for each fund as required by Section 14(a)(1) of the Investment Company Act. Please also include an auditor’s consent for each fund.

Response:        The Fund will include seed financial statements and an auditor’s consent in a pre-effective amendment to the Registration Statement.

Mr. Jay Williamson November 30, 2017 Page 16

44.

Comment:        The prospectus states that the master fund may engage in short sales. Please confirm if the fund intends to use short sales and, if so, please include an estimate of dividends and interest expense on short sales in the fee tables.

Response:        The Fund does not intend to engage in short sales. The Registration Statement will be revised accordingly.

45.

Comment:        Please confirm in correspondence that the master fund intends to disclose the cost for each restricted security in the Schedule of Investments as required by Article 12-12(8) of Regulation S-X (emphasis added).

Response:        The Fund confirms that it intends to disclose the cost for each restricted security in the Schedule of Investments as required by Article 12-12(8) of Regulation S-X.

46.	Comment: Discuss in your response letter the funds’ method of accounting for organizational and offering costs. Please include in the response the literature that supports the accounting.

Response:        In accordance with FASB ASC 946-20-25-6 and FASB ASC 946-20-35-5, the Fund will amortize offering costs over a 12-month period and expense organizational costs upon commencement. To the extent the Investment Adviser decides to incur a portion of organizational costs, an offsetting expense waiver will be applied.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Chris Carlson, Goldman Sachs Asset Management, L.P.

Mr. Jay Williamson November 30, 2017 Page 17

Appendix A